Grupo Financiero/Galicia
FOR IMMEDIATE RELEASE

For more information contact:

Pablo Firvida
VP Investor Relations
Telefax: (5411)4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com



         GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS
                       SECOND QUARTER ENDED JUNE 30, 2003

     >> (Buenos Aires, Argentina, August 11, 2003)-- Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") ( Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the second quarter of fiscal year 2003, ended June 30, 2003.

NET LOSS FOR THE QUARTER ENDED JUNE 30, 2003


     >> Net loss for the second quarter ended June 30, 2003, was Ps. 68.5 million, or Ps. 0.063 per share, equivalent to Ps. 0.630 per ADS. These results were mainly generated by those of Banco Galicia which has continued to be the main source of the company's results.

     >> Grupo Galicia's financial statements as of June 30, 2003, have been restated for inflation until February 28, 2003 using the Wholesale Price Index (IPIM) published by the National Bureau of Statistics and Census (INDEC), in accordance with Decree No. 664/2003 from the National Executive Power, the Resolution No. 441/2003 from the National Securities Commission and Argentine Central Bank Communique "A" 3921. In order to facilitate comparison, prior periods' amounts shown in the tables and exhibits were restated in constant pesos as of June 30, 2003, by applying the Wholesale Price Index (IPIM) until February 28, 2003.

     >> Banco Galicia's financial statements do not include the consolidation with Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd. since the quarter ended March 31, 2002.

     >> The following table below shows results per share information, based on Grupo Galicia's financial statements.


                                                                     In constant pesos as of 06/30/03
---------------------------------------------------------------------------------------------------------------------
                                                       FY 2003         FY 2002           six months ended at:
                                                     ------------    ------------       -----------------------------
Earnings per Share                                       2 Q             2 Q
                                                       06/30/03       06/30/02         06/30/03        06/30/02
---------------------------------------------------------------------------------------------------------------------

Total Average Shares (in thousands)                    1,092,407        1,092,407       1,092,407        1,092,407
 Book Value per Share                                      1.408            2.164           1.408            2.164
 Book Value per ADS (*)                                   14.080           21.640          14.080           21.640
 Earnings per Share (**)                                  (0.063)          (0.063)         (0.116)          (0.677)
 Earnings per ADS (*)                                     (0.630)          (0.630)         (1.160)          (6.770)
---------------------------------------------------------------------------------------------------------------------

(*)  1 ADS = 10 ordinary shares

(**) Earning per share considering Argentine Central Bank's Communique "A" 3703 and 3800 for the second quarter of 2002 reached 1.157.

     >>   Grupo  Galicia's  second  quarter net income  represents an annualized
          return   of  (1.21)%  on  average   assets  and  (17.61)%  on  average
          shareholders' equity.


                                                       In percentage
---------------------------------------------------------------------------------------------------------------------
                                            FY 2003             FY 2002              six months ended at:
                                         -----------          -----------     ---------------------------------------
-----------------------------
Profitability                                2Q                    2Q           06/30/03           06/30/02
---------------------------------------------------------------------------------------------------------------------
                                              %                     %              %                  %
---------------------------------------------------------------------------------------------------------------------

Return on Average Assets (*)                          (1.21)             (2.16)           (1.11)         (7.11)
Return on Average Shareholders Equity (*)            (17.61)            (12.10)          (16.22)        (52.22)
---------------------------------------------------------------------------------------------------------------------
(*) Annualized.



     >>   The following  table below shows a "Net Income by Business"  analysis.
          It  includes  a  breakdown  on  Grupo   Financiero   Galicia's  result
          information by subsidiary.

     >> The "Income from stake in Sudamericana Holding" line includes the company's results as of March 2003 and the company's goodwill amortization.

     >> The loss increase shown in "Income from stake in Net Investment" was due to the fact that Net Investment recorded an impairment on the valuation of one of its subsidiary companies.

     >>   The  "Income  from  stake  in  Galicia  Warrants"  line  includes  the
          company's   results  as  of  April  2003,   the   company's   goodwill
          amortization and impairment.

     >> The "Adjustment result by deferred tax in subsidiary companies" shows the income tax charge determined according to the deferred tax method on Banco Galicia's subsidiaries. This adjustment was not made in Banco Galicia because Argentine Central Bank regulations do not contemplate the application of the deferred tax method.

     >> The "Other results GFG" line includes the loss in our investments as a result of the 6.25% decline of the exchange rate during the quarter.

                                                               in millions of June 30, 2003 constant pesos
-----------------------------------------------------------------------------------------------------------------------
Net Income by Business                                               FY 2003                 Six month ended at
                                                            =======================   =================================
                                                               2nd. Q       1st. Q         06/30/03    06/30/02
-----------------------------------------------------------------------------------------------------------------------

Income from stake in Banco Galicia (93.58%)                        (45.8)        (37.5)      (83.3)       (773.0)
Income from stake in Net Investment (87.5%)                         (3.6)         (1.0)       (4.6)         (4.6)
Income from stake in Sudamericana Holding (87.5%)                   (1.9)         (4.4)       (6.3)          1.9
Income from stake in Galicia Warrants (87.5%)                       (0.4)         (3.0)       (3.4)         (0.9)
Adjustment result by deferred tax in subsidiary companies          (11.6)          1.2       (10.4)
Other results GFG                                                   (5.2)        (13.9)      (19.1)         38.0
Income tax                                                           -             -           -            (0.7)

Net Income for the period                                          (68.5)        (58.6)     (127.1)       (739.3)
-----------------------------------------------------------------------------------------------------------------------


CONFERENCE CALL

On Friday, August 15 at 12:00 A.M. Eastern Standard Time (13:00 P.M. Buenos Aires Time), GFG will host a conference call to review these results.

The call-in number is: (719) 457-2692

If you are unable to participate in the call, a replay will be available from Monday, August 18 at 2:00 P.M. Eastern Standard Time until Tuesday, August 19 at 12:00 P.M. Eastern Standard Time dialing (719) 457-0820, pass code: 236565.


                                                                                           Grupo Financiero/Galicia

Grupo Financiero Galicia S.A.
-----------------------------

Figures in this table were  restated in constant  pesos as of June 2003 applying an index of 1.0087 for December 2002;
0.9939 for September 2002 and 1.1239 for June 2002.
SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                   In millions of pesos
------------------------------------------------------------------------------------------------------------------------------------
                                                        06/30/03      03/31/03    12/31/02     09/30/02   06/30/02
------------------------------------------------------------------------------------------------------------------------------------

CASH AND DUE FROM BANKS                                    932.1         573.1       546.1        461.5      572.8

GOVERNMENT AND CORPORATE SECURITIES                       1521.1       1,643.6     1,828.6      4,331.0    2,290.7

LOANS                                                    9,508.9       9,436.2     9,584.4      9,935.5   10,923.3

OTHER RECEIVABLES RESULTING FROM FINANCIAL
BROKERAGE                                                7,709.0       8,065.6     9,242.6      8,054.1   12,110.5

EQUITY IN OTHER COMPANIES                                   94.0          94.2       104.3         87.4       91.1

BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
AND INTANGIBLE ASSETS                                    1,435.5       1,477.3     1,056.7      1,104.3    1,214.4

OTHER ASSETS                                               486.0         443.5       367.6        385.8      474.0

TOTAL ASSETS                                            21,686.6      21,733.5    22,730.3     24,359.6   27,676.8



DEPOSITS                                                 5,048.1       4,766.6     4,732.9      5,576.7    6,000.2


- Non-Financial Government Sector                            4.9           3.0         7.9          3.4        5.3
- Financial Sector                                           2.4           2.9         2.9          2.1        1.5
- Non-Financial Private Sector and Residents Aboard      5,040.8       4,760.7     4,722.1      5,571.2    5,993.4
  - Current Accounts                                       917.2         738.2       738.6        853.1      823.9
  - Savings Accounts                                       500.1         379.8       345.4        329.2      484.9
  - Time Deposits                                        2,569.7       2,092.4     2,188.9      1,756.1    1,837.4
  - Investment Accounts                                      1.0           0.0         0.0          0.0        0.0
  - Other                                                  765.4       1,135.4     1,044.6      1,912.5    2,306.4
  - Accrued interest and quotation diferences payable      287.4         414.9       404.6        720.3      540.8


OTHER BANKS AND INTERNATIONAL ENTITIES                   2,804.6       2,968.2     3,386.0      3,733.3    4,493.0

NEGOTIABLE OBLIGATIONS                                   1,545.0       1,642.5     1,895.2      2,070.0    1,927.4

OTHER LIABILITIES                                       10,658.6      10,670.2    10,993.8     10,863.7   12,783.0

MINORITY INTERESTS                                          92.6          87.8        83.8         91.0      109.1

TOTAL LIABILITIES                                       20,148.9      20,135.3    21,091.7     22,334.7   25,312.7

SHAREHOLDERS' EQUITY                                     1,537.7       1,598.2     1,638.6      2,024.9    2,364.1

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)                                (0.42)         2.49        1.66         7.03       18.97
Wholesale Price Index (%) (**)                             (2.61)         0.25       (1.47)       13.08       45.68
C.E.R. (%) (**)                                             0.44          2.05        2.46         9.77       19.22
Argentine Central Bank Exchange Rate ($/U$S)(***)         2.8075        2.9625      3.3630       3.7267      3.8000


(*)      Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**)     Variation within the quarter.
(***)    Last working day of the quarter.




                                                                          Grupo Financiero Galicia

Gruoo Financiero Galicia S.A.



Figures in this table were restated in constant pesos as of June 2003 applying an index of 1.0087 for December 2002;
0.9939 for September2002 and 1.1239 for June 2002.
SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                 In millions of pesos
------------------------------------------------------------------------------------------------------------------------------------
Quarter ended:                                                06/30/03     03/31/03       12/31/02        09/30/02     06/30/02
------------------------------------------------------------------------------------------------------------------------------------

FINANCIAL INCOME                                                299.4          667.7         318.4         1,137.2       2,821.2
- Interest on Cash and Due from Banks                             0.0           0.0            0.2             0.3           0.1
- Interest on Loans to the Financial Sector                      34.2          31.0           27.8            34.7          17.5
- Interest on Overdrafts                                         10.0          12.0           87.1           (39.7)         58.1
- Interest on Notes                                              36.1          30.6           75.6            14.2          14.0
- Interest on Mortgage Loans                                     36.7          15.9           22.2            11.0          18.1
- Interest on Pladge Loans                                        6.2           0.6           (4.0)            2.1          12.5
- Interest on Credit Card loans                                  31.3          29.9           29.5            38.5          28.0
- Interest on Other Loans                                         6.8           5.9           16.9            22.4          23.0
- Net Income from Government and Corporate Securities            20.5          35.1           24.0           162.9         229.5
- On Other Receivables Resulting from Financial Brokerage        24.4          34.7           51.9            69.4          82.7
- Net Income from Guaranteed Loans-Decree 1387/01                59.8          35.3          (70.9)           75.8          99.4
- Adjustment by application of adjusting index                   67.1         396.1          283.9           880.6       1,571.8
- Other                                                         (33.7)         40.6         (225.8)         (135.0)        666.5

FINANCIAL EXPENSES                                              334.7         946.2          625.3          1,102.7      1,031.6
- Interest on Demand Accounts Deposits                            3.2           4.4            2.1              9.9          3.7
- Interest on Saving Accounts Deposits                            0.7           0.6            0.2              0.6         (0.3)
-  Interest on Time Deposits                                     72.8          61.2           75.8             73.8         42.9
- Interest on Loans from Financial Sector                         1.5           1.8           13.6             (8.5)         0.5
-  For other Liabilities resulting from Financial Brokerage      79.4          87.1          267.6             67.8        127.7
-  Other interest                                               107.0         121.5          193.8            663.6        605.1
-  Net income /(loss) on options                                  0.0           0.0            0.0              0.3          0.0
-  Adjustment by application of adjusting index                  13.7         140.7           59.3            440.2        949.3
-  Other                                                         56.4         528.9           12.9           (145.0)      (697.3)

GROSS BROKERAGE MARGIN                                          (35.3)       (278.5)        (306.9)            34.5      1,789.6

PROVISIONS FOR LOAN LOSSES                                       64.3          59.2          128.6            232.4        867.0

INCOME FROM SERVICES, NET                                        88.6          80.4           79.8             81.7        55.7

MONETARY LOSS FROM FINANCIAL INTERMEDIATION                       0.0         (14.5)         135.9           (496.1)     (633.8)

ADMINISTRATIVE EXPENSES                                         131.6         128.5          235.9            213.5       190.3
- Personnel Expenses                                             54.7          55.1          142.4            121.7        87.4
- Directors' and Syndics' Fees                                    0.4           0.7            0.5              0.3         0.5
- Other Fees                                                      3.1           2.3            7.0              4.4         5.1
- Advertising and Publicity                                       2.8           2.8            4.8              2.5         2.8
- Taxes                                                           6.9           6.3            6.8              8.2        11.0
- Other Operating Expenses                                       54.2          52.3           58.0             69.7        71.4
- Other                                                           9.5           9.0           16.4              6.7        12.1

MONETARY GAIN FROM OPERATING EXPENSES                             0.0           0.1           (0.3)             1.8         8.7

MINORITY INTEREST                                                (4.3)         (2.8)        (103.0)            19.2        80.7

INCOME FROM EQUITY INVESTMENTS                                  (10.1)         (9.0)          59.4             (0.9)      548.0

NET OTHER INCOME                                                 91.6         354.5          226.5            196.7      (698.3)

MONETARY GAIN (LOSS) ON OTHER TRANSACTIONS                      (13.3)          9.7          (74.5)           212.9      (133.7)

INCOME TAX                                                      (10.2)         10.8           45.2            (19.0)       28.1

NET INCOME BEFORE THE ABSORPTION                                (68.5)        (58.6)        (392.8)          (377.1)      (68.5)

ABSORPTION "AD-REFERENDUM" OF THE SHAREHOLDERS' MEETING           0.0           0.0            0.0             37.8     1,332.1

NET INCOME AFTER THE ABSORPTION                                 (68.5)        (58.6)        (392.8)          (339.3)    1,263.6

(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33- Law 19550).


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